(m)(1)(i)

AMENDED SCHEDULE A

with respect to the

FIFTH AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN

for

VOYA MUTUAL FUNDS

CLASS A SHARES

Maximum Combined Service and
Distribution Fees*
Fund	(as a percentage of average daily net assets)
Voya Global Bond Fund	0.25%
Voya Global High Dividend Low Volatility Fund	0.25%
Voya Multi-Manager Emerging Markets Equity
Fund	0.25%
Voya Multi-Manager International Small Cap
Fund	0.25%

Last updated: November 14, 2024

*Of this amount, up to 0.10% on an annualized basis of the average daily net assets may be paid with respect to distribution services.

M:\FUNDS\Legal Admin\Registration Statements\1- Annual Updates\International\2025\485b\Filing Documents\Exhibits\(m)(1)(i) VMF3-SDP-A-A&R-Sched-(updated for CR)-2411F.docx